Exhibit 107

Calculation of Filing Fee Tables

Schedule TO-I

(Form Type)

NexPoint Capital, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$1,240,553.01 (1)	$147.60	$183.11 (2)

Fees Previously Paid	—		—

Total Transaction Valuation	$1,240,553.01 (1)

Total Fees Due for Filing			$183.11

Total Fees Previously Paid			$0.00

Total Fee Offsets			$0.00

Net Fee Due			$183.11

(1)	Calculated as the aggregate book value of 234,066.605 shares in the offer, based on the Net Asset Value Per Share price of $5.30 as of February 14, 2024.
(2)	Calculated at $147.60 per $1,000,000 of the Transaction Valuation.